UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. _)

1.	Name of the Registrant:

STAAR SURGICAL CO

2.	Name of Person Relying on Exemption:

Yunqi Capital Limited

3.	Address of Person Relying on Exemption:

Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong

4.	Written Materials. The following written material is attached hereto:

Press release, dated November 6, 2025, attached hereto as Exhibit 1.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote any proxy. Yunqi Capital Limited (together with its affiliates, “Yunqi Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Yunqi Capital.

PLEASE NOTE: Yunqi Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Exhibit 1

Yunqi Capital Applauds STAAR Surgical’s Strong Third Quarter Results and Reiterates That the

Proposed Sale to Alcon Should Be Terminated

Performance Reflects Strong ICL Demand and Validates Shareholder Opposition to the Proposed Merger

Deferring to Alcon to Solicit Proxies for the Proposed Merger Will Not Relieve STAAR’s Board of Its

Credibility Deficit with Shareholders

HONG KONG, November 6, 2025 – Yunqi Capital Limited (together with its affiliates and the funds it advises, “Yunqi Capital”), an investment management firm and 5.1% shareholder of STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ:STAA), today released the following letter to the Board of Directors of STAAR after reviewing STAAR’s third quarter earnings press release and Alcon Inc.’s (SIX/NYSE:ALC) November 4, 2025 investor presentation.

The text of the letter to the Board is as follows:

November 6, 2025

STAAR Surgical Company

25510 Commercentre Drive

Lake Forest, CA 92630

Dear Members of the Board:

I congratulate the Board on STAAR Surgical’s strong results for the third quarter ended September 26, 2025, released after market closing on November 5, 2025. We are especially encouraged to see that STAAR has demonstrated not only operational momentum but also cost discipline progress – beating cost guidance while strengthening its cash position – precisely the combination that positions the Company to capture the full value of its growth trajectory. Reported operating expenses were $59.4 million; excluding $5.9 million of merger-related costs with Alcon, the underlying run rate was $53.5 million – annualizing to $214 million and beating prior guidance of $225 million. While these savings are welcome, they represent only the beginning of STAAR’s efficiency potential. Separately, the Company’s balance sheet strengthened sequentially, with cash, cash equivalents, and investments rising to $192.7 million from $189.9 million at the end of the second quarter, despite ongoing merger expenses.

STAAR’s robust third quarter results provide just the latest support for our view that STAAR’s operational and financial challenges have reflected temporary headwinds rather than structural weaknesses. The results demonstrate our longstanding view that there is solid and accelerating demand for the Company’s ICL technology in China, and around the world, and that recent challenges affecting the Company’s business in China stemmed from short-term distributor inventory adjustments. The Company itself was making these points to shareholders until not long before it announced the proposed merger with Alcon.

While ICL shipments underlying third quarter results occurred in December 2024, the fact that the related ICL procedures took place throughout 2025 reflects the recovery of the Chinese market, and further that STAAR has trusted products and established sales channels to capitalize on this large and growing opportunity. It was also predictable that sales in China for the first three quarters of 2025 were going to be lower than sales in the prior year – not as a result of long-term contraction in patient demand or physician activity, but because distributors were right-sizing their inventories. Again, the Company itself had been making this point to shareholders until shortly before announcing the proposed merger with Alcon.

In sum, the Company’s third quarter results put into even sharper relief the opportunistic nature of Alcon’s proposal and the strength of the view that selling the Company for $28 per share would deprive shareholders of fair value.

STAAR Shareholders Want to Hear from STAAR’s Board, not Alcon’s Board

After having reviewed Alcon’s presentation to STAAR shareholders issued on November 4, 2025, we are at a loss as to why the STAAR Board is now effectively deferring to Alcon to promote the proposed merger and solicit votes from STAAR shareholders in favor of it, especially given that the Board was aware the Company would soon report results demonstrating business momentum.

Given the positive performance of the business, STAAR’s shareholders should be hearing from STAAR’s Board, not Alcon’s Board. After all, it is STAAR’s Board that owes fiduciary duties to STAAR shareholders. Alcon’s obligation is to its own shareholders, and it is consistent with those obligations to seek to acquire STAAR at the lowest price possible for Alcon. Allowing Alcon to communicate to STAAR shareholders to solicit support for a sale of the Company has only underscored the credibility gap that now exists between STAAR’s Board and its shareholder base.

Selective Presentation of IQVIA Data

More concerning is Alcon’s selective interpretation of IQVIA procedural data, which, as STAAR’s third quarter results indicate, mischaracterizes the current operating environment in China. While IQVIA aggregates significant data relevant to STAAR’s markets, procedure volumes, adoption trends, and competitive dynamics, this data is not readily accessible to shareholders. To compensate for this information asymmetry between the Company and shareholders, we have urged STAAR to report its current and historical in-market ICL sales volume from its distributors to end-customers (i.e., eye surgery providers). In our view, this data would show the health of STAAR’s business in China from a demand perspective and would help put to rest management’s speculation about less optimistic trends for ICL in China.

In the absence of this data, STAAR shareholders are now being shown Alcon’s selective interpretation of IQVIA’s data. When discussing China market trends (page 8 of “Alcon’s Perspective on STAAR Acquisition” investor presentation) — ostensibly to support the claim that “headwinds in China are structural, not transitory” — Alcon omits LTM Q2 2023 as a comparable period. This omission masks, in our view, the actual dynamics of STAAR’s China business: 2023 procedure volumes were artificially depressed due to COVID-related lockdowns, while 2024 volumes were temporarily elevated by reopening-driven pent-up demand. We believe that STAAR’s year-on-year procedure volume comparisons are impressive after accounting for the COVID dynamics and support our belief that STAAR’s challenges in China are transitory, not structural.

Selective Use of STAAR’s Guidance

We are also concerned by the use of STAAR management’s “Current Guidance” for China ICL sales (page 7 of “Alcon’s Perspective on STAAR Acquisition”), which is selectively deployed in Alcon’s presentation. Based on our most recent on-the-ground analysis, the market conditions for ICL in China continue to improve, a view that is supported by the Company’s earnings results. Accordingly, we believe STAAR management’s projected 2026E sales of $160 million may be significantly understated. We further note that Alcon appears to misidentify 2024 as the year of “inventory buildup”; our research indicates that excess inventory largely began accumulating in 2023.

STAAR could resolve these questions by releasing current and historical in-market ICL sales volume from distributors to providers. We believe this data, which has not yet been provided to shareholders, would be material to shareholder decision-making — and, in this case, would further reinforce the strong shareholder opposition to the proposed merger.

Selective Use of McKinsey & Co’s Comments on the Chinese Economy

We also want to call out Alcon’s selective references to a report by McKinsey & Co. entitled “Mid-year update: Five surprises from China’s consumer market” published on August 13, 2025. Alcon quoted the report’s statement that “Despite the return of growth in several sectors, China’s Consumer Confidence Index (CCI) remains near historic lows and has only gradually been recovering. Concerns about employment, economic stability, and especially the ongoing property downturn are still top of mind.” However, Alcon failed to acknowledge that, in the same report, McKinsey & Co stated that consumer sentiment in China “remains well above the levels of sentiment in mature markets like the United States, Western Europe, or Japan.” The report also observed that Chinese consumers are “willing to spend again,” with retail sales growing 5% year-on-year in the first half of 2025, propelled by “a surge in innovation and shifting consumer behavior” and beating market expectations.

In another instance of selective quotation, Alcon’s presentation copies a chart from the report showing certain negative trend data from the Chinese Consumer Confidence Index. But the report fails to relate McKinsey’s own take on the same data, where they observe, “Yet beyond these headlines, consumers appear to have quietly moved on ... Retail sales are climbing in key categories.” McKinsey & Co also found that “foreign brands continue to find fertile ground for scaling in China.” This overall outlook set forth in the report is in contrast to Alcon’s own attempt to paint a dire economic outlook for the China market and to underplay STAAR’s mid- to long-term growth potential.

Board Composition

We also believe the Board would benefit from additional shareholder perspective and the presence of a director with meaningful economic ownership. As noted previously, I would be pleased to serve on the Board to provide that perspective and would welcome a discussion.

It is telling that Alcon’s presentation urges STAAR shareholders to support the proposed merger — purportedly in STAAR shareholders’ best interests — while expressing no support for, and implicitly opposing, my offer to be considered by the Board for membership. Yunqi is one of the Company’s largest shareholders and has a deep understanding of the Chinese market, sustained conviction in STAAR’s products, and full alignment with shareholder interests.

It is time to listen to shareholders either way. A reported 72% of outstanding STAAR shares resoundingly voted against the transaction as of the originally scheduled special meeting date of October 23.1 We take this figure to be accurate, as neither STAAR nor Alcon has disputed it since the initial report on October 24. Shareholders already knew what they needed to know as of October 23, and the Company’s latest earnings news only reinforces what was already clear to those who voted against the merger.

With all of this said, we continue to be available to work constructively with you and management to realize the significant value that STAAR can create. We remain confident in STAAR’s long-term prospects and its ability to deliver strong revenue growth and profitability.

Sincerely,

Christopher M. Wang

Founder and Chief Investment Officer

Yunqi Capital Limited

[1]	“Exclusive: Roughly 72% of STAAR Surgical Shares Oppose Alcon Deal, Vote Delayed,” Yahoo Finance, Oct. 24, 2025, https://finance.yahoo.com/news/exclusive-roughly-72-staar-shares-175927651.html.

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Disclaimers

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD OR OTHER VOTING INSTRUCTION FORM. YUNQI CAPITAL IS NOT ASKING FOR YOUR PROXY AND WILL NOT ACCEPT PROXY CARDS IF SENT. YUNQI CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This press release does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. In addition, this press release and the discussions and opinions herein are for general information only, and are not intended to provide investment advice.

The information contained or referenced herein is for information purposes only in order to provide the views of Yunqi Capital and the matters which Yunqi Capital believes to be of concern to stockholders described herein. The information is not tailored to specific investment objectives, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Yunqi Capital, whose opinions may change at any time and which are based on analyses of Yunqi Capital and its advisors. In addition, the information contained herein is being publicly disclosed without prejudice and shall not be construed to prejudice any of Yunqi Capital’s rights, demands, grounds and/or remedies under any contract and/or law.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “in our view”, “from our perspective”, “intends”, “estimates”, “plans”, “will be”, “would” and similar expressions. Although Yunqi Capital believes that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Yunqi Capital or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the U.S. Securities and Exchange Commission, including those listed under “Risk

Factors” in annual reports on Form 10-K and quarterly reports on Form 10-Q and those related to the pending transaction involving the Company. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Yunqi Capital does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this material is based on data obtained from sources considered to be reliable. Any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and, unless required by law, are subject to revision without notice.

Funds and investment vehicles (collectively, the “Yunqi Funds”) managed or advised by Yunqi Capital currently beneficially own shares of the Company. The Yunqi Funds are in the business of trading (i.e., buying and selling) securities and intend to continue trading in the securities of the Company. You should assume the Yunqi Funds will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Yunqi Capital’s beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Yunqi Capital’s views of the pending transaction or the Company’s business, prospects, or valuations (including the market price of the Company shares), including, without limitation, other investment opportunities available to Yunqi Capital, concentration of positions in the portfolios managed by Yunqi Capital, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company’s share price on or following the date hereof, the Yunqi Funds may buy additional shares or sell all or a portion of their holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments). Yunqi Capital also reserves the right to change the opinions expressed herein and its intentions with respect to its investments in the Company, and to take any actions with respect to its investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Contact

Chris Wang

cwang@yunqipath.com